Exhibit (a)(16)

June 8, 2011

Dear Stockholder:

On behalf of the Board of Directors of California Pizza Kitchen, Inc. (the “Company”), we are pleased to inform you that on May 24, 2011, the Company entered into a definitive merger agreement (the “Merger Agreement”) to be acquired by an affiliate of Golden Gate Capital (the “Purchaser”). Golden Gate Capital is a San Francisco-based private investment firm with a long and successful history of investing across a wide range of industries and transaction types, including going-privates, corporate divestitures and recapitalizations. Pursuant to the terms of the Merger Agreement, the Purchaser today commenced a tender offer to purchase all of the outstanding shares of the Company’s common stock for $18.50 per share in cash, without interest.

Following completion of the tender offer, the Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation. In the merger, all shares of the Company’s common stock not purchased in the tender offer (other than shares held by stockholders who are entitled to and have properly exercised their statutory dissenters’ rights of appraisal under Delaware law) will be automatically converted into the right to receive the same cash payment as in the tender offer, without interest and less any required withholding taxes.

After careful consideration, the Company’s Board of Directors has unanimously determined that the tender offer and the merger are advisable, fair to and in the best interests of the stockholders of the Company, and approved the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement.

Accordingly, the Company’s Board of Directors unanimously recommends that the Company’s stockholders accept the tender offer and tender their shares in the tender offer and, if required by applicable law, vote their shares for the adoption of the Merger Agreement and approve the merger and the other transactions contemplated by the Merger Agreement.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) the Purchaser’s Offer to Purchase, dated June 8, 2011, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares in the tender offer.

Please read the enclosed materials carefully. You should act promptly, as the tender offer is scheduled to expire at 12:00 midnight, New York City time, on July 6, 2011, unless extended or earlier terminated.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

Richard L. Rosenfield and Larry S. Flax Co-Chairmen, Co-Presidents and Co-Chief Executive Officers